Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three Months Ended March 31, 2003

(Unaudited)

(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Net earnings	$ 1,618	$ 1,618
Provision for income taxes	298	298
Minority interest in net earnings of consolidated affiliates	31	31

Earnings before provision for income taxes and minority interest	1,947	1,947
Fixed charges:
Interest	2,398	2,398
One-third of rentals	74	74

Total fixed charges	2,472	2,472

Less interest capitalized, net of amortization	(8)	(8)

Earnings before provision for income taxes and minority interest, plus fixed charges	$ 4,411	$ 4,411

Ratio of earnings to fixed charges	1.78

Preferred stock dividend requirements		$ -
Ratio of earnings before provision for income taxes to net earnings		1.18

Preferred stock dividend factor on pre-tax basis		8
Fixed charges		2,472

Total fixed charges and preferred stock dividend requirements		$ 2,480

Ratio of earnings to combined fixed charges and preferred stock dividends		1.78

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.